DC:



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010





December 14, 2005

Bruce H. Hallett
Hallett & Perrin, P.C.
2001 Bryan Street
Suite 3900
Dallas, TX 75201

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/14/2005

Re: Whole Foods Market, Inc.
Incoming letter dated October 31, 2005

Dear Mr. Hallett:

This is in response to your letter dated October 31, 2005 concerning the shareholder proposal submitted to Whole Foods Market by John Chevedden. We also have received letters from the proponent dated November 7, 2005 and December 5, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278



Hallett & Perrin, P.C.
Attorneys and Counselors

2001 Bryan Street
Suite 3900
Dallas, Texas 75201
(214) 953-0053
(214) 922-4177 Fax
www.hallettperrin.com

Direct Dial Number

(214) 922-4120
Direct fax (214) 922-4170
bhallett@hallettperrin.com

October 31, 2005

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Whole Foods Market, Inc. – No-Action Letter Request Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934

Gentlemen:

On behalf of Whole Foods Market, Inc. (the "Company"), we are submitting the subject no-action letter request in connection with the Company's definitive proxy statement and proxy materials to be filed on or about January [20], 2006 ("Proxy Materials") for its annual meeting of shareholders to be held on March 6, 2006 (the "Annual Meeting").

On October 3, 2005, the Company received a written request from Mr. John Chevedden (the "Shareholder Proponent") to include his proposal (the "Shareholder Proposal") in the Company's Proxy Materials. The Shareholder Proposal requests that the Company's board of directors "take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible."

A copy of the Shareholder Proposal is attached hereto as Attachment 1. A copy of all other correspondence between the Company and the Shareholder Proponent is attached hereto as Attachment 2.

Factual Background

- The Company is a Texas corporation and as such is governed by the Texas Business Corporation Act ("TBCA"). The TBCA generally provides that the vote of 2/3 of the outstanding shares of stock is required for certain actions including (i) amendment of the articles of incorporation (Art. 4.02A(3)), (ii) adoption of a plan of merger (Art. 5.03E),

(iii) approval of the sale of substantially all of the assets of the corporation (Art. 5.10A(4)) or (iv) adoption of a plan of dissolution (Art. 6.03A(3)).

- Article 2.28D of the TBCA allows a Texas corporation to amend its articles of incorporation to provide for a lower threshold (but not less than a majority of the outstanding shares) than the 2/3 vote threshold that the TBCA would otherwise prescribe. This provision reads as follows:

  "D. Changes in the Vote Required for Certain Matters. With respect to any matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by this Act, the articles of incorporation may provide that the act of the shareholders on that matter shall be the affirmative vote of the holders of a specified portion, but not less than a majority, of the shares entitled to vote on that matter, rather than the affirmative vote otherwise required by this Act."

- On October 20, 2005, the Company's board of directors adopted an amendment to the Company's articles of incorporation, subject to the ratification by the Company's shareholders, which would reduce the 2/3 voting requirement of the TBCA to a majority of the outstanding shares. The amendment reads in relevant part as follows:

  "If, with respect to any action taken by the shareholders of the corporation, any provision of the Texas Business Corporation Act would, but for this Article VI, require the vote or concurrence of the holders of shares having more than a majority of the votes entitled to be cast thereon, or of any class or series thereof, the vote or concurrence of the holders of shares having only a majority of the votes entitled to be cast thereon, or of any class or series thereof, shall be required with respect to any such action."

- The Company's board of directors directed that this amendment be included in the Company's Proxy Materials as an agenda item (the "Company Proposal") at the Annual Meeting for the proposed adoption by the Company's shareholders.

<u>Conflict with Company Proposal; Rule 14a-8(i)(9)</u>

We believe that the Shareholder Proposal may be excluded from the Proxy Materials in reliance upon Rule 14a-8(i)(9) in that it directly conflicts with the Company Proposal in the following respects.

- *<u>Conflict as to action being requested</u>*. The Company Proposal requests that that a specific action be undertaken-- namely, amendment of the Company's articles of incorporation in the manner contemplated by Art. 2.28D of the TBCA. The Shareholder Proposal, on the other hand, is unclear as to specific actions but instead calls for the Company to "take each step necessary.... to the greatest extent possible." Presumably, this might include actions such as reincorporating to jurisdictions (such as Delaware) which do not have provisions such as those contained in the TBCA, adopting additional bylaw provisions and perhaps listing its shares on the New York Stock Exchange to the extent that these actions would further assure the implementation of a majority vote standard. Adoption of both the Company Proposal and the Shareholder Proposal would subject the Company to a conflict as to whether filing the amendment of its articles of incorporation was sufficient action to meet the "greatest extent possible" standard of the Shareholder Proposal.

- *Conflict as to scope of application*. The Company Proposal relates to the specific situations in which the TBCA provides for a 2/3 vote requirement and remedies those situations. The Shareholder Proposal relates to "each issue that can be subject to shareholder vote." As virtually any matter can be brought before the shareholders if the Company should choose to do so, the scope of the Shareholder Proposal is far reaching. Adoption of both the Company Proposal and the Shareholder Proposal would subject the Company to conflicts regarding matters which are not required to be submitted to shareholders under law or regulation but which are legally able to be submitted.

- *Conflict as to definition of a majority*. By referencing the TBCA, the Company Proposal is clear that, for purposes of the matters to which a 2/3 vote of outstanding shares is currently required, a "majority vote" means a majority of the outstanding shares of common stock. On the other hand, the Shareholder Proposal provides no definition or reference in its use of the term "simple majority." It may be referring to (i) a majority of outstanding stock, (ii) a majority of shares represented at the meeting, (iii) a majority of shares voting on a particular matter or (iv) some other calculation. Adoption of both the Company Proposal and the Shareholder Proposal would subject the Company to conflicts in determining the number of votes required to adopt certain measures submitted to the shareholders.

General

Pursuant to Rule 14a-8(j), we have submitted six copies of this no-action letter request and all attachments thereto, including the Shareholder Proposal. We have concurrently submitted one copy of this no-action letter request, together with all attachments thereto, to the Shareholder Proponent.

In accordance with Staff Legal Bulletin 14 et seq., we are providing the following contact information for the Shareholder Proponent and the Company:

Shareholder Proponent Address: 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278

Shareholder Proponent Fax: 310-371-7872

Company Address: 550 Bowie Street, Austin, Texas 78703 (Attention: General Counsel)

Company Fax: 512-482-7217

Conclusion

Based upon the foregoing, we respectfully request that the Staff advise us that it would not take any action if the Company were to exclude the Shareholder Proposal from its Proxy Materials on the basis of Rule 14a-8(i)(9).

Very truly yours,



Bruce H. Hallett

Enclosures

cc: Albert Percival, Whole Foods Market, Inc.
John Chevedden (Shareholder Proponent)

#245860v1
18373-1

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

Mr. John Mackey
Chairman
Whole Foods Market Inc. (WFMI)
601 N. Lamar, Suite 300
Austin, TX 78703
PH: 512-477-4455
FX: 512-477-1069

Dear Mr. Mackey,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in advancing the long-term performance of our company.

Sincerely,



October 3, 2005

John Chevedden
Shareholder

cc: Glenda Flanagan, Corporate Secretary
PH: 512-477-5566 ext. 1019
FX: 512-477-1301
FX: 512-482-7000

[October 3, 2005]
3 – Adopt Simple Majority Vote

RESOLVED: Recommend that our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

75% yes-vote

This topic won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Terminate Frustration of the Shareholder Majority

Our current rule allows a small minority to frustrate the will of our shareholder majority. For example, in requiring an 67% vote to amend our company's charter, if 66% vote yes and only 1% vote no — only 1% could force their will on the overwhelming 66% majority. This proposal does not address a majority vote standard in director elections which is gaining increased support as a separate topic.

Progress Begins with One Step

With our company's poison pill expiring Dec. 15, 2004 and no new pill adopted, our company took a key step forward in improving corporate governance.

I believe that it is important to take another step forward and adopt the above RESOLVED statement since our 2005 governance standards were not impeccable. For instance in 2005 it was reported:

- We had no Independent Chairman – Independent oversight concern.
- A 67% shareholder vote was required to make certain key changes – Entrenchment concern.
- Cumulative voting was not permitted.
- The Corporate Library, an independent investment research firm in Portland, Maine lowered our company's overall Board Effectiveness Rating from "A" to "C" in light of our company's actions accelerating out-of-the-money stock options to evade the recognition of their cost.
- Our full Board met only 6-times in a full year.
- Our key Audit Committee met only 7-times in a full year.
- Our board had not yet reported approval of a formal governance policy.
- Two directors each owned either zero or 32 shares – Company confidence concern.

One Step Forward

The above practices reinforce the reason to take one step forward to adopt simple majority vote.

Adopt Simple Majority Vote
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.



WHOLE FOODS
MARKET
National Office
550 Bowie St.
Austin, TX 78703
512.477.4455 phone
512.482.7000 fax
www.wholefoodsmarket.com

October 12, 2005

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Via Certified Mail
Via E-mail

Dear Mr. Chevedden:

We are in receipt of your letter to John Mackey, dated October 3, 2005, regarding a shareholder proposal to adopt a simple majority vote requirement for shareholder voting.

Pursuant to Rule 14a-8 (question 6) under the Securities Exchange Act of 1934, as amended, Whole Foods Market Inc. hereby advises you that your proposal is not eligible for inclusion in this year's proxy statement because it conflicts with a company proposal that is being submitted for the vote of the shareholders (see Rule 14a-8(i)(9)). The proxy statement will contain a company proposal to amend Article VI of WFM's restated articles of incorporation to lower the required percentage for shareholders votes from a two-thirds majority to a simple majority (i.e., 50.1% of the outstanding voting shares).

We will be providing you with a copy of our filing with the SEC to exclude your proposal pursuant to Rule 14a-8 (question 10) on or before October 31, 2005. Should you choose to withdraw or revise your proposal, please let me know prior to such date.

Very truly yours,



Albert E. Percival
National Transactional Counsel

cc: Cindy McCann

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Tuesday, November 08, 2005 2:24 AM
To: CFLETTERS
Cc: bhallett@hallettperin.com
Subject: Whole Foods Market Inc. (WFMI) == Shareholder Position on CompanyNo-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

November 7, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Whole Foods Market Inc. (WFMI)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Independent Committee
Shareholder: John Chevedden

Ladies and Gentlemen:

This is an initial response to the company no action request. The no action request appears at least incomplete. The company fails to include a copy of the purported amendment it cites. Also the company is evasive in answering the shareholder question of how many pages are in the copies of its no action request sent to the Staff. The company does not disclose the percentage vote needed for adoption of the purported future company proposal. Plus the company does not disclose whether the company will recommend a yes-vote, a no-vote or be non-committal.

I believe that the company proposal will only obtain the necessary votes if the company recommends a yes-vote and possibly does a solicitation. Yet the company is also silent on a solicitation.

I do not believe the intention of Rule 14a-8(i)(9) is to keep shareholder proposals off the ballot by allowing companies to submit sham proposals doomed to a failing vote due to lack of genuine company support.

The following "High Risk Alert" from The Corporate Library may be somewhat analogous to what Whole Foods is trying to do.

http://www.boardanalyst.com/alerts/alert_GT_051305.html

High Risk Alert
Goodyear Tire & Rubber

Goodyear¹s (GT) response to a 2002 shareholder proposal that received the approval of 72% of the company¹s shareholders is underwhelming.

The 2002 proposal asked the board to "take the necessary steps to declassify the Board of Directors and establish annual elections of directors." A 2001 proposal, also approved by a majority of Goodyear¹s shares voted, expressed a similar sentiment. Three years later, in the 2005 proxy, the Goodyear board finally responded:

The Board of Directors has adopted a resolution approving the submission to shareholders of an amendment to Sections 1 and 2 of Article II of the Code of Regulations that would declassify the Board of Directors and provide for the annual election of all directors. The form of this amendment, called the "Annual Election Amendment," is attached as Exhibit C. The Board of Directors makes no recommendation regarding whether to vote for or against the Annual Election Amendment. (Goodyear proxy report, March 24, 2005; italics added)

By submitting a binding proposal to shareholders, the Goodyear board performed the bare minimum asked by the proposal, but by withholding its recommendation, the board hexed the Œmanagement-sponsored¹ proposal from the start. The following chart shows the difference in votes between the 2002 shareholder proposal and management¹s 2005 proposal that they failed to
endorse:

2002 Shareholder Proposal
2005 Management Proposal
Votes For

84,421,119
53.2%
81,495,897
46.4%
Votes Against
29,023,751
18.3%
9,091,639
5.2%
Votes Abstained
2,227,763
1.4%

5,755,299
3.3%
Broker Non-Votes
31,123,545
19.6%
64,986,877
37.0%

% of 158,760,734 shares outstanding
% of 175,780,313 shares outstanding

Small wonder, then, that the company reported this in its May 4, 2005 10-Q:
"The resolution, having failed to receive the affirmative vote of at least a majority of the shares of Common Stock entitled to vote at the Annual Meeting, was not adopted." This binding negative vote also gives the board carte blanche to refuse to include future declassification proposals on the proxy. This 2005 coup d[1]état made for outstanding gamesmanship, but terrible governance.

It[1]s hard to draw a conclusive link between management[1]s lack of recommendation and the staggering broker non-vote, but the shareholders who did vote deserve credit for seeing through the ruse: votes against the proposal declined from 29 million votes to just 9 million, or 5.2% of shares outstanding.

We have long assigned Goodyear a low shareholder responsiveness rating; the board also ignored two previous poison pill proposals approved by a majority of the shares voted. We[1]ve now lowered the company[1]s responsiveness grade to F, and would lower it to even further if we could. The company[1]s recent Sarbanes-Oxley Section 404 reporting requirements violations also suggest that our Board Effectiveness Rating of D is on target this board poses a high risk to shareholder value.

Jennifer Pepin, Senior Ratings Analyst - 5/13/2005

It is respectfully requested that concurrence not be granted to the company.
It is respectfully requested that there be an opportunity for additional material in support of inclusion of this shareholder proposal and that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc: Bruce Hallett
bhallett@hallettperin.com

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Monday, December 05, 2005 12:32 PM
To: CFLETTERS
Cc: Bruce Hallett
Subject: Whole Foods Market Inc. (WFMI) No-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 5, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Whole Foods Market Inc. (WFMI)
No. 2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Independent Committee
Shareholder: John Chevedden

Ladies and Gentlemen:

The company has made no attempt to rebut the November 7, 2005 Shareholder Position letter at least no attempt that has been forwarded to the proponent. Additional material will be forwarded in the next letter to the staff to support the shareholder position.

It is respectfully requested that concurrence not be granted to the company. It is respectfully requested that the shareholder have the last opportunity to submit material to the staff since the company had the first opportunity.

Sincerely,

John Chevedden

cc: Bruce Hallett
Bruce Hallett <bhallett@hallettperrin.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 14, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Whole Foods Market, Inc.
Incoming letter dated October 31, 2005

The proposal recommends that the board take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible.

We are unable to concur in your view that Whole Foods Market may exclude the proposal under rule 14a-8(i)(9). Accordingly, we do not believe that Whole Foods Market may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,



Mary Beth Breslin
Special Counsel